Health Catalyst, Inc.
3165 Millrock Drive #400
Salt Lake City, UT 84121
VIA EDGAR
July 19, 2019
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jan Woo
Mitchell Austin
Stephen Krikorian
Diane Fritz

Re:	Health Catalyst, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-232400
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Health Catalyst, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 23, 2019, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling An-Yen Hu at (650) 752-3185. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: An-Yen Hu.
In connection with the foregoing, the Company hereby acknowledges the following:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under separate cover, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.
If you have any questions regarding this request, please contact An-Yen Hu of Goodwin Procter LLP at (650) 752-3185.

Sincerely,

HEALTH CATALYST, INC.

/s/ Daniel Burton
Daniel Burton
Chief Executive Officer

cc:	J. Patrick Nelli, Health Catalyst, Inc.
Daniel Orenstein, Health Catalyst, Inc.
Richard A. Kline, Goodwin Procter LLP
David Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Charles S. Kim, Cooley LLP
Shawn Goff, Ernst & Young LLP